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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                _______________


                                    FORM 8-B


               FOR REGISTRATION OF SECURITIES OF CERTAIN ISSUERS

                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        TOUCHSTONE SOFTWARE CORPORATION




                DELAWARE                                   94-3778226
  ----------------------------------------                -----------
  (State of incorporation or organization)              (IRS Employer
                                                       Identification No.)


        2124 MAIN STREET, SUITE 250                          92648
       HUNTINGTON BEACH, CALIFORNIA                     ----------------
 ----------------------------------------                  (Zip Code)
 (Address of principal executive offices)


Registrant's telephone number, including area code   (714) 969-7746
                                                     --------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                                   Name of each exchange on which
     to be so registered                                   each class is to be registered
    -------------------                                   ------------------------------

           NONE





Securities to be registered pursuant to Section 12(g) of the Act:


                   Common Stock, par value $.001 per share
                   ---------------------------------------
                               (Title of Class)





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Item 1.  General Information

                 The registrant was incorporated in Delaware on October 22, 1996. The registrant's fiscal year ends on December 31.

Item 2.  Transaction of Succession

                 On January 17, 1997, TouchStone Software Corporation, a California corporation ("TouchStone California") whose Common Stock was registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, was merged with and into the registrant for the purpose of reincorporating in the State of Delaware. In the merger, each share of Common Stock of TouchStone California was converted into one share of Common Stock of the registrant. All outstanding options, warrants, and other rights to purchase Common Stock of TouchStone California were converted into options, warrants or rights to purchase one share of Common Stock of the registrant for each share of Common Stock of TouchStone California formerly subject thereto.

Item 3.  Securities to be Registered

                 There are 23,000,000 shares of Common Stock of the registrant currently authorized, 7,772,735 shares of Common Stock of the registrant issued and outstanding as of December 1, 1996, and no shares of Common Stock of the registrant currently issued are held by or for the account of the registrant.

Item 4.  Description of Registrant's Securities to be Registered

                 Each share of the registrant's Common Stock, par value $.001 per share, is entitled to one vote on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Registrant, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and nonassessable. There is no preferred stock outstanding.

Item 5.  Financial Statements and Exhibits

         (a)     Financial Statements

                 As provided in Instruction (a) of Instructions as to Financial Statements for Form 8-B, no financial statements are being filed with this Registration Statement because the capital structure and balance sheet of the registrant immediately after the succession is substantially the same as that of TouchStone California.

         (b)     Exhibits

                 (A) Proxy Statement of TouchStone California dated November 15, 1996 for the Annual Meeting of Shareholders held on December 16, 1996.





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                 (B)       2.1*   Agreement and Plan of Merger dated as of
                                  December 15, 1996 between the Registrant and
                                  TouchStone California, a California
                                  corporation.

                           3.1*   Bylaws of the Registrant.

                           3.2*   Certificate of Incorporation of the
                                  Registrant.

                           4.1* Specimen of Common Stock certificate of the Registrant.

                           4.2 Rights Agreement dated September 26, 1996 between the Registrant and American Securities Transfer & Trust, Inc. (the "Transfer Agent"), which includes the Certificate of Determination for the Series A Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to purchase Preferred Shares as Exhibit C, incorporated by reference to Exhibit I of the Registrant's Form 8-A filed on September 27, 1996, Registration No. 0-62822.

                          10.01 Incentive Stock Option Plan. Incorporated by reference to the exhibits to the Registration Statement on Form S-18, as amended, Registration Number 2-92450-LA as filed with the Securities and Exchange Commission.

                          10.02   Amended Incentive Stock Option Plan.
                                  Incorporated by reference to the Registrant's filing on Form S-8 with the Securities and Exchange Commission, Registration Number 33-25989.

                          10.03   Non-Qualified Stock Option Plan.
                                  Incorporated by reference to the Registrant's filing on Form S-8 with the Securities and Exchange Commission, Registration Number 33-25989.

                          10.04 1991 Stock Option Plan. Incorporated by reference to the exhibits to the Registrant's Form 10-KSB for the year ended December 31, 1992 as filed with the Securities and Exchange Commission.

                          10.05** Employee Stock Purchase Agreement.
                                  Incorporated by reference to the Exhibits to the Registrant's 10-KSB for the year ended December 31, 1993 as filed with the Securities and Exchange Commission.

                          10.06** 1994 Non-Qualified Stock Option Plan.

                          10.07*  1997 Stock Incentive Plan.

                          10.2**  Line of Credit Agreement dated April 27,
                                  1995.

                          10.3**  Office Lease dated February 7, 1995.

                          10.4    Intentionally omitted.

                          10.5**  Loan Agreement dated April 27, 1995.





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----------------

* Incorporated by reference to the Proxy Statement of TouchStone California dated November 15, 1996.

** Incorporated by reference to the exhibits to the Registration Statement on Form SB-2, as amended; Registration number 33- 94352 as filed with the Securities and Exchange Commission.





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                                   SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TOUCHSTONE SOFTWARE CORPORATION



January 17, 1997                        By:       /s/ Ronald R. Maas
                                           ------------------------------------
                                                  Ronald R. Maas
                                                  Chief Financial Officer